April 16, 2026

W. Douglas Mokoid
President and Director
Jersey Central Power & Light Company
300 Madison Avenue
Morristown, New Jersey 07962

       Re: Jersey Central Power & Light Company
           Registration Statement on Form S-4
           Filed April 9, 2026
           File No. 333-294955
Dear W. Douglas Mokoid:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Celia A. Soehner, Esq.